Exhibit 12.1


                            MAVERICK TUBE CORPORATION
                       Ratios of Earnings to Fixed Charges

         The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):


                                     Three                                                Three
                                     Months                                               Months
                                     Ended                    Year Ended                  Ended         Year Ended
                                   March 31,                  December 31,                December     September 30,
                                -------------    ------------------------------------       31,     -----------------
                                2003     2002        2002        2001        2000          1999       1999      1998
                                -------------    ------------- ----------- -----------  ---------   ------- ---------

Pretax income (loss)
continuing operations          $  361  $ 3,121    $ 6,527    $ 60,466    $ 33,463       $ 4,346  $ (5,445)  $ 29,885
                                -----    -----      -----      ------      ------        ------    ------     ------
Fixed Charges:
   Interest expense including
     amortized debt
     issuance costs             2,235      961      3,961       3,090       3,177           285      2,271     2,073
   Capitalized Interest            94       61        616       1,251       2,937           249        543       355
   Interest portion of rent
     expense (1)                  302      342      1,368       1,452       1,260           286      1,025       723
                                -----    -----      -----       -----       -----         -----      -----     -----
Total Fixed Charges           $ 2,631  $ 1,364    $ 5,945     $ 5,793     $ 7,374       $   820    $ 3,839   $ 3,151
                                -----    -----      -----       -----       -----         -----      -----     -----
Plus amortization of
  capitalized interest             95       95        380        380         380            46        168       131
Less Capitalized Interest          94       61        616      1,251       2,937           249        543       355

Earnings (loss)               $ 2,993  $ 4,519   $ 12,236   $ 65,388    $ 38,280       $ 4,963   $ (1,982) $ 32,812
                               ======   ======    =======    =======     =======        ======     ======    ======
Ratio of Earnings to
  Fixed Charges (2)               1.1    [   ]        2.1       11.3         5.2           6.1        N/A      10.4

Deficiency in Earnings (3)        N/A      N/A        N/A        N/A         N/A           N/A      5,822       N/A


-----------------------

(1) Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2) This ratio is computed by dividing the ernings by the total fixed charges for the applicable period. Earnings is defined as pre-tax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(3) Due to the pretax losses for the year-ended September 30, 1999, the ratio coverage was less than 1:1.